Exhibit 4.4

RALCORP HOLDINGS, INC.

THIRD SUPPLEMENTAL INDENTURE

DATED AS OF JANUARY 17, 2012

With Respect To

Indenture dated as of August 4, 2008

and

$577,500,000 7.29% Notes,

due 2018

$20,000,000 Floating Rate Notes,

due 2018

$67,000,000 7.39% Notes,

due 2020

TABLE OF CONTENTS

(Not a part of this Supplemental Indenture)

Page

Section 1. Amendments.	2

Section 2. Miscellaneous.	8

THIS THIRD SUPPLEMENTAL INDENTURE (this “Supplemental Indenture”) is dated as of January 17, 2012, by and between Ralcorp Holdings, Inc. (the “Company”), and Deutsche Bank Trust Company Americas (the “Trustee”).

RECITALS

WHEREAS, Cable Holdco, Inc., a Delaware corporation (“Splitco”), and the Trustee entered into an Indenture dated as of August 4, 2008 (the “Indenture”), pursuant to which Splitco issued $577,500,000 aggregate principal amount of its 7.29% Notes due 2018, $20,000,000 of its Floating Rate Notes due 2018 and $67,000,000 of its 7.39% Notes due 2020 (collectively, the “Securities”); and

WHEREAS, effective August 4, 2008, Splitco was merged with and into Ralcorp Mailman LLC (“Mailman”), with Mailman being the surviving corporation, whereupon the separate corporate existence of Splitco ceased and Mailman assumed the due and punctual payment of the principal of (and premium, if any) and the interest on all of the Securities in accordance with their terms, and the due and punctual performance and observance of all the covenants and conditions of the Indenture pursuant to the First Supplemental Indenture dated as of August 4, 2008; and

WHEREAS, effective August 4, 2008, Mailman was merged with and into the Company, with the Company being the surviving corporation, whereupon the separate corporate existence of Mailman ceased and the Company assumed the due and punctual payment of the principal of (and premium, if any) and the interest on all of the Securities in accordance with their terms, and the due and punctual performance and observance of all the covenants and conditions of the Indenture pursuant to the Second Supplemental Indenture dated as of August 4, 2008; and

WHEREAS, the Company requests the consent to certain transactions and the amendment of certain provisions of the Indenture as hereinafter provided; and

WHEREAS, Section 902 of the Indenture authorizes the Company and the Trustee to enter into this Supplemental Indenture with the consent of the Holders of not less than a majority in principal amount of the Outstanding Securities for the purpose of changing in any manner any of the provisions of the Indenture other than those modifications identified in Section 902, which require the consent of the Holder of each Outstanding Security affected thereby; and

WHEREAS, the Company has obtained the consent of the Holders of not less than a majority in principal amount of the Outstanding Securities and has delivered evidence of such consents to the Trustee; and

WHEREAS, pursuant to Section 902 of the Indenture, the Company desires to execute and deliver this Supplemental Indenture, has requested the Trustee join with it in the execution and delivery of this Supplemental Indenture, and in accordance with Section 903 of the Indenture, has received an Opinion of Counsel and an Officers’ Certificate to the Trustee stating that the execution of this Supplemental Indenture is authorized or permitted by the Indenture and that all conditions precedent to its execution and delivery by the Trustee have been complied with; and

WHEREAS, all things necessary concerning the creation, execution and delivery of this Supplemental Indenture have in all respects been authorized by the Company; and

WHEREAS, capitalized terms used and not otherwise defined herein shall have the respective meanings assigned to such terms in the Indenture.

NOW, THEREFORE, in compliance with Article 9 of the Indenture, and in consideration of the covenants contained herein and intending to be legally bound hereby, the Company and the Trustee, for the benefit of the Holders of the Securities, agree as follows:

Section 1. AMENDMENTS.

Section 1.1. Section 1014 of the Indenture is hereby amended and restated in its entirety as follows:

“As of the end of each fiscal quarter of the Company, the Company will not permit the Leverage Ratio to be greater than 3.50 to 1.00, provided, that for any period of not more than four successive fiscal quarters, the Leverage Ratio may be greater than 3.50 to 1.00, but in no event greater than 3.75 to 1.00, if the Company timely pays the additional interest described below (each such period where the Leverage Ratio is greater than 3.50 to 1.00, a “High Leverage Period”), provided, further, that the Leverage Ratio shall in no event be greater than 3.50 to 1.00 for the two successive fiscal quarters immediately following a High Leverage Period. If the Leverage Ratio exceeds 3.5 to 1.0 as of the end of any fiscal quarter (a “High Leverage Quarter”), then, in addition to all other interest accruing thereon (and all rights and remedies of the Holders (as discussed below) in the event the Leverage Ratio exceeds 3.75 to 1.0 at the end of any fiscal quarter, or 3.5 to 1.0 for more than four successive fiscal quarters (unless immediately following a High Leverage Period, then for more than two successive fiscal quarters)), additional interest in the amount of 0.50% per annum shall accrue on the Securities, commencing on the first day of the first fiscal quarter following each such High Leverage Quarter and continuing until the Company has provided a certificate pursuant to this Indenture demonstrating that, as of the end of the fiscal quarter in respect of which such certificate is delivered, the Leverage Ratio is not more than 3.5 to 1.0. Following delivery of such certificate demonstrating that the Leverage Ratio did not exceed 3.5 to 1.0 as of the end of the applicable quarter, the additional 0.50% interest shall cease to accrue or be payable for any fiscal quarter subsequent to the fiscal quarter in respect of which such certificate was delivered, until and unless there shall occur another High Leverage Quarter.”

Section 1.2. A new Section 1023 is hereby added to the Indenture as follows:

“Section 1023. Below Investment Grade Rating and Additional Interest. (a) If the Company shall fail to have an Investment Grade Rating (which, for the avoidance of doubt, shall include the case where the Ralcorp Public Notes (as defined hereinafter) are no longer rated or have been satisfied in full and are no longer outstanding) with respect to its 6.625% Senior Notes due August 15, 2039 (the “Ralcorp Public Notes”) from at least two of the Rating Agencies (such Investment Grade Rating condition being referred to as the “Public Notes Rating Condition”), then, except to the extent provided in paragraph (b) below, in addition to all other interest accruing thereon, additional interest in the amount of 1.00% shall accrue on each series of Securities, commencing on any date when the Public Notes Rating Condition is not satisfied and continuing until such date, if any, that the Public Notes Rating Condition is satisfied.

(b) In lieu of the Public Notes Rating Condition, the Company may, at its option, choose to have each series of Securities rated by a Rating Agency. In the event that the Securities are rated, if at any time any series of Securities do not have an Investment Grade Rating, then, in addition to all other interest accruing thereon, additional interest in the amount of 1.00% shall accrue on such series of Securities, commencing on any date when such series of Securities does not have an Investment Grade Rating and continuing until such date, if any, that such Securities again have an Investment Grade Rating. For purposes of the foregoing, if the Company shall have ratings on the Securities from more than one Rating Agency, then (x) in the case where there are two Rating Agencies, an Investment Grade Rating in respect of the Securities shall be deemed to have occurred only if both Rating Agencies shall have assigned an Investment Grade Rating to the Securities and (y) in the case where there are three Rating Agencies, an Investment Grade Rating in respect of the Securities shall be deemed to have occurred only if at least two of the Rating Agencies shall have assigned an Investment Grade Rating to the Securities. If at any time the Company maintains a rating on both the Ralcorp Public Notes and any series of Securities, the rating on the series of Securities shall control for purposes of this Section 1023.

(c) The Company shall promptly notify the Holders of the Securities and the Trustee, and in any event within five (5) Business Days after the occurrence thereof, of the existence of any event in this Section 1023 that gives rise to the Company’s obligation to make payment of the additional 1.00% interest on the Securities as provided in this Section 1023 (it being acknowledged that the failure to provide such notice shall not affect the Company’s obligation to make payment of such additional interest).

(d) Solely for purposes of determining the Remaining Scheduled Payments included in the calculation of any Make-Whole Amount due for any series of Securities, the interest rate for such series of Securities shall be deemed to be the stated interest rate on the face of that series of Securities and shall not include the additional interest in the amount of 1.00% contemplated by this Section 1023.”

Section 1.3. Section 1013 of the Indenture is hereby amended and restated as follows:

“Section 1013. Minimum Consolidated Adjusted Net Worth. (a) Prior to the Distribution Date, the Company will not, at any time, permit Consolidated Adjusted Net Worth to be less than the remainder of (i) $1,750,000,000 minus (ii) the Vail Adjustment.”

(b) On and after the Distribution Date, the Company will not, at any time, permit Consolidated Adjusted Net Worth to be less than the amount equal to Consolidated Adjusted Net Worth determined as of the time and after giving effect to the Distribution (and also after giving pro forma effect as of such time to the other Related Transactions) multiplied by 80%.”

Section 1.4. Section 1018 of the Indenture is hereby amended as follows:

(a) Clause (3) of Section 1018 is hereby deleted in its entirety and replaced with the following:

“(3) Liens securing the Debt of the Company and its Subsidiaries pursuant to the Pledge Agreement, dated July 18, 2008 between the Company and JPMorgan Chase, N.A., as collateral agent (the “Pledge Agreement”), so long as the Securities are equally and ratably secured (on a basis no less favorable than that provided to the Company’s other outstanding Debt, being secured pursuant to equal and ratable provisions) with any and all other obligations secured by the Pledge Agreement; provided that if the Ralcorp Exchange Debt is secured by the Pledge Agreement, the Ralcorp Exchange Debt shall mature no later than 90 days after the incurrence thereof (and, for the avoidance of doubt, such 90 day period may not be extended by any renewal, refinancing, replacement or substitution of the Ralcorp Exchange Debt); and”

(b) Clause (10) of Section 1018 is hereby deleted in its entirety and replaced with the following::

“(10) any Lien (other than a Lien described under clause (1) through clause (9) above) securing any Debt of the Company or any Subsidiary, the incurrence of which Debt is otherwise permitted in this Indenture (including the incurrence of Debt in accordance with Section 1014, Section 1015 and Section 1019); provided that the Company and its Subsidiaries shall not secure their obligations under or with respect to the Bank Agreement pursuant to this clause (10) unless the Securities and this Indenture are concurrently equally and ratably secured pursuant to documentation reasonably satisfactory to the Trustee.”

Section 1.5. A new Section 1024 is hereby added to the Indenture as follows:

“Section 1024. Separation and Distribution Agreement. On or prior to the Distribution Date, all conditions precedent set forth in the Separation and Distribution Agreement shall have been satisfied, unless (i) the Company waives or amends any conditions which do not adversely affect the Holders of Securities or (ii) the Holders of not less than a majority in principal amount of the Outstanding Securities consent to any waiver or amendment of such conditions.”

Section 1.6. A new Section 1025 is hereby added to the Indenture as follows:

“Section 1025. Officer’s Certificate. In connection with the consummation of the Post-Spin Off transaction, the Company shall deliver to the Trustee an Officer’s Certificate certifying that no Default or Event of Default is then in existence or will occur after giving pro forma effect to the Post-Spin Off (showing reasonably detailed calculations of the financial covenants in Sections 1013, 1014, 1015 and 1019).”

Section 1.7. A new Section 114 is hereby added to the Indenture as follows:

“Section 114. Accounting Terms. All accounting terms used herein which are not expressly defined in this Indenture have them meanings respectively given to them in accordance with GAAP. Except as otherwise specifically provided herein, (i) all computations made pursuant to this Indenture shall be made in accordance with GAAP, and (ii) all financial statements shall be prepared in accordance with GAAP.

For purposes of determining compliance with the covenants contained in this Indenture, any election by the Company to measure an item of indebtedness using fair value (as permitted by Accounting Standard Codification Topic No. 825-10-25 – Fair Value Option or any similar accounting standard) shall be disregarded and such determination shall be made as if such election had not been made.”

Section 1.8. The definitions of “Adjusted EBITDA” and “Net Income” appearing in Section 101 of the Indenture are hereby amended and restated as follows:

“Adjusted EBITDA” means, for any applicable computation period, the sum of (a) EBIT for such period plus (b) the Company’s and the Subsidiaries’ amortization and depreciation deducted in determining Net Income for such period, provided however, that (i) Adjusted EBITDA shall include any Purchase and exclude any Asset Disposition during the computation period on a pro forma basis for the entire computation period (provided, however, Adjusted EBITDA attributable to the Post Business prior to the Distribution Date during the relevant computation period shall be included in the determination of Adjusted EBITDA for the first two (2) full fiscal quarters immediately following the Distribution Date in such computation period and shall be excluded in the determination of Adjusted EBITDA for all fiscal quarters thereafter), and (ii) in the event that the Company sells or otherwise disposes of all or any portion of the capital stock of Vail Resorts, Inc. during such period, then Adjusted EBITDA shall be calculated by subtracting (adding) all equity earnings (losses) attributable to such divested interest for such period.

“Net Income” means, for any computation period, with respect to the Company on a consolidated basis with its Subsidiaries (other than any Subsidiary which is restricted from declaring or paying dividends or otherwise advancing funds to its parent whether by contract or otherwise), cumulative net income earned during such period as determined in accordance with GAAP, but (i) excluding any non-cash charges or gains which are unusual, non-recurring or extraordinary, (ii) excluding any non-cash stock based incentive-related expenses, and (iii) including, to the extent not otherwise included in the determination of Net Income, all cash dividends and cash distributions actually received by the Company or any Subsidiary.

Section 1.9. The following new definitions are hereby added to Section 101 to the Indenture in proper alphabetical order:

“Bank Agreement” means, collectively, (i) the $500,000,000 Credit Agreement dated as of July 27, 2010, among the Company, the lenders named therein and the agents and arrangers named therein, and (ii) the $550,000,000 Credit Agreement (364-day facility) dated as of October 3, 2011, among the Company, the lenders named therein and the agents and arrangers named therein, in each case, as amended or modified from time to time and as extended, renewed, replaced or refinanced from time to time.

“Debt for Debt Exchange” means the repayment by the Company of the Ralcorp Exchange Debt by transferring up to $775 million principal amount of Post Debt Securities to the financial institutions holding such Ralcorp Exchange Debt pursuant to the Debt for Debt Exchange Agreement.

“Debt for Debt Exchange Agreement” means an exchange agreement among the Company and one or more financial institutions pursuant to which the parties agree to exchange an amount of Ralcorp Exchange Debt to be determined by the parties bargaining at arm’s length for Post Debt Securities.

“Distribution” means a distribution of at least 80% of the shares of common stock of Post to the shareholders of the Company pursuant to the Post Spin-Off Documents.

“Distribution Date” means the date on which the Distribution is effected.

“Investment Grade Rating” means a public rating of at least “BBB-” in the case of Standard & Poor’s, a Division of the McGraw-Hill Companies, Inc. or Fitch Ratings Ltd. or of at least “Baa3” in the case of Moody’s Investors Service, Inc.

“Post” means Post Holdings, Inc., a corporation formed under the laws of the State of Missouri.

“Post Business” means the manufacture, distribution and marketing of Post® brand ready-to-eat cereal products and any other businesses or operations that comprise the Company’s branded cereal products reporting segment, including, if applicable, Post, Post US and their Subsidiaries.

“Post Contribution” means the contribution by the Company of all of the equity interests of Post US to Post in exchange for additional shares of common stock of Post, the Post Debt Securities and/or other consideration.

“Post Debt Securities” means unsecured Debt of up to $775 million issued by Post to the Company in connection with the Post Contribution.

“Post Obligations” means indemnification obligations of the Company and/or its Subsidiaries in favor of Post and/or its Subsidiaries under the Post Spin-Off Documents.

“Post Spin-Off” means the Distribution and the Related Transactions.

“Post Spin-Off Documents” means (a) a separation and distribution agreement, tax allocation agreement, the Transition Services Agreement, employee matters agreement, and other agreements relating to the Post Spin-Off, and (b) one or more merger agreements, purchase agreements, contribution agreements or other similar agreements pursuant to which Post US may become a Subsidiary of Post, and/or certain other internal reorganization transactions occur for the purpose of isolating the Post Business prior to the Distribution Date.

“Post US” means Post Foods, LLC, a Delaware limited liability company.

“Ralcorp Exchange Debt” means Debt of up to $775 million incurred by the Company pursuant to a short-term note payable to and/or credit agreement with one or more financial institutions.

“Rating Agency” means Standard & Poor’s, a Division of the McGraw-Hill Companies, Inc., Moody’s Investors Service, Inc. and Fitch Ratings Ltd., or any of their respective subsidiaries and their successors.

“Related Transactions” means (i) the Post Contribution, (ii) the entry by the Company into the Debt for Debt Exchange Agreement, (iii) the consummation by the Company of the Debt for Debt Exchange, and (iv) the Retained Share Disposition.

“Retained Share Disposition” means any sale, exchange or other transfer of the Retained Shares by the Company.

“Retained Shares” means any shares of common stock of Post retained by the Company immediately following the Distribution.

“Revolving Bank Facility” means the $500,000,000 Credit Agreement, dated as of July 27, 2010, among the Company, the lenders named therein and the agents and arrangers named therein, as amended or modified from time to time and as extended, renewed, replaced or refinanced from time to time.

“Separation and Distribution Agreement” means the separation and distribution agreement among the Company, Post Holdings, Inc. and Post Foods, LLC to be entered into in connection with the Post Spin-Off.

“Transition Services Agreement” means a transition services agreement between the Company and Post to be entered into in connection with the Post Spin-Off.

Section 2. MISCELLANEOUS.

Section 2.1. All terms and provisions of the Indenture, after giving effect to this Supplemental Indenture, and related agreements and instruments are hereby ratified, confirmed and approved in all respects.

Section 2.2. Each Subsidiary Guarantor, for itself as a guarantor under the Subsidiary Guarantee, consents to the terms of this Supplemental Indenture (including, specifically, but without limitation, Section 1 hereof) and reaffirms, ratifies and confirms (a) in all respects each and every obligation and covenant made by it in the Subsidiary Guarantee and (b) that the Subsidiary Guarantee remains the legal, valid and binding obligation of such Subsidiary Guarantor enforceable against such Subsidiary Guarantor in accordance with its terms.

Section 2.3. Each reference in the Indenture to “this Indenture,” “hereunder,” “hereof,” or words of similar import in instruments or documents provided for in the Indenture or delivered or to be delivered thereunder or in connection therewith, shall, except where the context otherwise requires, be deemed a reference to the Indenture, after giving effect to this Supplemental Indenture.

Section 2.4. This Supplemental Indenture shall be governed by and construed in accordance with the internal laws of the State of New York.

Section 2.5. This Supplemental Indenture and all covenants herein contained shall be binding upon and inure to the benefit of the respective successors and assigns of the parties hereunder. All representations, warranties and covenants made by the Company herein shall survive the closing and the delivery of this Supplemental Indenture.

Section 2.6. This Supplemental Indenture may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which, taken together, shall constitute but one and the same Supplemental Indenture. Delivery of an executed counterpart of this Supplemental Indenture by facsimile shall be as effective as delivery of a manually executed counterpart of this Supplemental Indenture.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed by their respective officers thereunto duly authorized, as of the day and year first above written.

RALCORP HOLDINGS, INC.

By:	/s/ Scott Monette
Name:	S. Monette
Title:	Corporate Vice President and Chief Financial Officer

DEUTSCHE BANK TRUST COMPANY AMERICAS, as Trustee

By:	/s/ Carol Ng
Name:	Carol Ng
Title:	Vice President

By:	/s/ Lisa Karlsen
Name:	Lisa Karlsen
Title:	Vice President

Each of the undersigned, severally, hereby acknowledges, approves and agrees to the foregoing Supplemental Indenture and ratifies and confirms each of its obligations under the Subsidiary Guarantee.

BREMNER FOOD GROUP, INC.

SUGAR KAKE COOKIE, INC.

FLAVOR HOUSE PRODUCTS, INC.

LINETTE QUALITY CHOCOLATES, INC.

(F/K/A NUTCRACKER BRANDS , INC.)

RH FINANCIAL CORPORATION

RIPON FOODS, INC.

HERITAGE WAFERS, LLC

THE CARRIAGE HOUSE COMPANIES, INC.

RALCORP FROZEN BAKERY PRODUCTS, INC.

COMMUNITY SHOPS, INC.

THE BUN BASKET, INC.

LOFTHOUSE BAKERY PRODUCTS, INC.

MEDALLION FOODS, INC.

PARCO FOODS, L.L.C.

COTTAGE BAKERY, INC.

BLOOMFIELD BAKERS, A CALIFORNIA LIMITED PARTNERSHIP

LOVIN OVEN, LLC

HARVEST MANOR FARMS, LLC

POST FOODS, LLC

AMERICAN ITALIAN PASTA COMPANY

By:	/s/ Scott Monette
Name:	S. Monette
Title:	Vice President and Treasurer